UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
washington, d.c. 20549

form 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-33674
CUSIP NUMBER: 00846L101

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2012

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _____________________

Read Instruction Sheet (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________________

PART I – REGISTRANT INFORMATION

Full Name of Registrant:

AgFeed Industries, Inc.

Former Name if Applicable:

Not applicable.

Address of Principal Executive Office (Street and Number):

100 Bluegrass Commons Blvd., Suite 310

City, State and Zip Code:

Hendersonville, Tennessee 37075

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check Box if appropriate) ☐

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

part iii – narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

AgFeed Industries, Inc. (the Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”) within the prescribed time period without unreasonable effort or expense. As previously disclosed, on January 31, 2012, the Company announced that its special committee of the board of directors had completed its investigation into certain accounting issues in the Company’s animal nutrition and legacy farm hog operations in China. Also, as previously disclosed, the Company is in the process of restating its unaudited financial statements for the quarters ended March 31 and June 30, 2011, its audited financial statements for the years ended December 31, 2010, 2009, 2008 and 2007 and its unaudited financial statements for all quarters within those years. The Company intends to file the 2012 Form 10-K as soon as practicable, but at this time the Company is unable to predict when it will be in a position to file the 2012 Form 10-K.

The timing of the filing of the 2012 Form 10-K (and the ability of the Company to file the 2012 Form 10-K at all) is subject to a number of factors, some of which are beyond the Company’s control, including (1) the Company’s ongoing work in connection with restating certain financial statements and the closing of its books for its financial statements as of and for the year ended December 31, 2012, (2) the continuing audit of the foregoing financial statements and (3) the constraints that have been placed or that may be placed on the Company and its auditors with regard to the matters described in clauses (1) and (2) as a result of the financial and liquidity issues faced by the Company and its subsidiaries, including AgFeed USA, LLC (“AgFeed USA”), which accounted for approximately 70% of the Company’s 2011 revenues. The Company expects that any audit report by its independent accountants with respect to the financial statements to be contained in the 2012 Form 10-K will contain a modification regarding the Company’s ability to continue as a going concern. This is a result of the continuing financial and liquidity issues facing the Company and its subsidiaries, including the previously disclosed fact that AgFeed USA is operating under a short-term forbearance agreement with its lenders. See “Safe Harbor Statement” below for further information regarding these and other issues that the Company and its subsidiaries face.

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Safe Harbor Statement

The information provided in this filing contains forward-looking statements based on certain assumptions and contingencies that involve risks and uncertainties. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this filing involve risks and uncertainties, which could cause actual results, performance or trends to differ materially from those expressed in the forward-looking statements herein or in previous disclosures. The Company believes that all forward-looking statements made by it have a reasonable basis, but there can be no assurance that management’s expectations, beliefs or projections as expressed in the forward-looking statements will actually occur or prove to be correct. In addition to general industry and economic conditions, factors that could cause actual results to differ materially from those discussed in the forward-looking statements in this filing include, but are not limited to: difficulties in negotiating extended or new borrowing facilities for the Company’s subsidiary AgFeed USA with Farm Credit or other lenders, including AgFeed USA’s previously announced forbearance agreement with Farm Credit, and ensuring adequate liquidity for the Company, whether through such AgFeed USA facilities, or otherwise, which if not overcome could result in AgFeed USA and/or the Company seeking relief under the United States Bankruptcy Code, or under applicable state receivership law; ongoing issues with Hormel Foods Corporation and its subsidiaries (collectively, “Hormel”), including a second arbitration proceeding and the challenges of transitioning from a single customer to new customer and supply relationships should AgFeed USA and Hormel agree to wind down the Hormel agreements; the completion of the Company’s financial closing procedures for the 2012 fiscal year; the risk that additional information may arise from the preparation and audit of the Company’s full 2010 restated consolidated financial statements and the Company’s full consolidated financial statements for the 2011 and 2012 fiscal years; litigation and proceedings, including the pending securities class action litigation and U.S. Securities and Exchange Commission investigation related to the matters investigated by the special committee of the Company’s board of directors and the restatement of the Company’s consolidated financial statements, and potential liability for a substantial damage award and indemnification obligations; conditions in credit markets; the risk that the Company’s internal control over financial reporting may have weaknesses of which the Company is not currently aware or which have not been detected; and the implementation of remedial measures addressing any material weaknesses. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this filing, even if subsequently made available by the Company on its website or otherwise. The Company does not intend, and disclaims any obligation, to update any forward-looking information contained in this filing or with respect to the information disclosed herein.

party iv – other information

(1)	Name and telephone number of person to contact in regard to this notification:

Gerard Daignault

(917) 804-3584

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(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

☒	Yes	☐	No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐	Yes	☐	No **

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if, appropriate, state the reasons why a reasonable estimate of the results cannot be made.

** Because we have not completed the closing procedures related to our financial statements as of and for the year ended December 31, 2012, we are unable to provide a reasonable estimate of our results of operations for the year ended December 31, 2012. Accordingly, we cannot predict whether significant changes will be reflected in our results of operations for the year ended December 31, 2012 compared to the year ended December 31, 2011. As previously disclosed, the Company’s unaudited financial statements for the quarters ended March 31 and June 30, 2011, as well as our audited financial statements for the years ended December 31, 2010, 2009, 2008 and 2007 and our unaudited quarterly data for all quarters in those fiscal years, should no longer be relied upon.

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AgFeed Industries, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2013	By:	/s/ Gerard Daignault
Gerard Daignault
Interim Chief Financial Officer

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